Exhibit 16.1

Tel: +44 (0)161 817 7500 Fax: +44 (0)161 817 7683 www.bdo.co.uk	3 Hardman Street Spinningfields Manchester M3 3AT

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	23 June 2023

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on June 20, 2023, to be filed by our former client, SmartKem, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO LLP

BDO LLP

Manchester, United Kingdom

BDO LLP, a UK limited liability partnership registered in England and Wales under number OC305127, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. A list of members’ names is open to inspection at our registered office, 55 Baker Street, London W1U 7EU. BDO LLP is authorised and regulated by the Financial Conduct Authority to conduct investment business.